SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. 1
(Name of Subject Company)

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GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

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Series B Shares of Common Stock (“Series B Shares”) and American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

40051022

(CUSIP Number of Class of Securities)

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Ruffo Pérez Pliego del Castillo
Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the ADSs representing Series B Shares.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“OMA”), filed with the Securities and Exchange Commission on June 8, 2021 (together with the exhibits thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) to purchase up to 97,527,888 of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) held by U.S. Persons (as defined below) and (2) Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”), of OMA in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (together, the “Offer Price”), in each case without interest thereon, net of (i) the stock exchange and settlement fee described herein, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable Distributions (as defined herein) and (v) applicable withholding taxes upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the last paragraph in the subsection entitled “Expenses” of Item 5:

In addition, OMA has agreed to indemnify FTICA and its affiliates, and its and their respective directors, officers, attorneys and other agents, employees, and controlling persons against certain liabilities and expenses resulting from any claim(s) related to or arising out of the Offers or FTICA’s engagement for the FTICA Opinion.

Additional Information regarding FTICA

In the two years prior to the date of FTICA’s Opinion, FTICA and its affiliates (i) have provided financial advisory and investigative services for Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”) a fully owned indirect subsidiary of ICA Tenedora, S.A. de C.V., for which FTICA and its affiliates have received fees of approximately USD$70,000, and (ii) have not provided financial advisory or other service to, or received any fees from, OMA. FTICA and its affiliates may seek to provide financial advisory and other services to OMA and its affiliates in the future and would expect to receive fees for the rendering of those services.

Item 9.  Exhibits

Exhibit (c)(1) of Item 9 of the Schedule 14D-9 is hereby amended and restated by the FTICA Opinion attached hereto as Exhibit (c)(1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL
CENTRO NORTE, S.A.B. DE C.V.

By:

/s/ Ruffo Pérez Pliego del Castillo

Name:  Ruffo Pérez Pliego del Castillo

Title:  Chief Financial Officer

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